Mail Stop 4561
Via Fax (508) 435-3159

June 25, 2009

David I. Goulden
Executive VP and Chief Financial Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

      Re: **EMC Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed on March 2, 2009
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Filed on May 8, 2009
               File No. 001-09853

Dear Mr. Goulden:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief